FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

     *     The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group to Acquire Harveys Stores in Georgia and Florida

BRUSSELS, Belgium, September 2, 2003 — Delhaize Group (Euronext Brussels: DELB) (NYSE: DEG), the Belgian international food retailer, announced today it has signed a definitive agreement to acquire 43 Harveys supermarkets, located in central and south Georgia and the Tallahassee, Fla., area. The acquisition fills in an area where Food Lion, the largest U.S. banner of Delhaize Group, has a limited presence.

To acquire the 43 Harveys stores, Delhaize Group will pay $26.1 million (USD) in cash out of its 2003 capital expenditures budget. In addition, Delhaize Group will assume approximately $18 million (USD) in accounts payable and other short term liabilities associated with the operation of Harveys. The acquisition, which includes Harveys’ corporate headquarters and warehouses in Nashville, Ga., will make the chain the fourth U.S. banner of Delhaize Group, joining Food Lion, Hannaford and Kash n’ Karry.

“We are delighted to welcome Harveys to the Delhaize family,” said Rick Anicetti, president and CEO of Food Lion and executive vice president of Delhaize Group. “Harveys enjoys tremendous customer loyalty by providing superb customer service, attention to individual customer needs, and a selection of quality products matching the tastes of the local communities Harveys serves. We look forward to a profitable relationship and opportunities to share best practices.”

According to Anicetti, the acquisition carries out a key Delhaize Group growth strategy, as previously announced, by filling in and reinforcing its presence in the company’s current geographic footprint.

The J.H. Harvey Co., which operates the Harveys grocery chain, was founded in 1950. From a total of 22 stores in 1981, Harveys grew rapidly during the 1990s primarily through acquisitions. Harveys is a profitable chain with strong name recognition and customer loyalty in south and central Georgia. The majority of the Harveys stores are between 18,000 and 35,000 square feet. Seven Harveys stores have a pharmacy.

Harveys will continue to operate as a separate organization, but will receive strategic support and assistance from Food Lion. No store closings or layoffs relating to this acquisition are anticipated. Benny Ensley will continue to serve as Harveys’ chief operating officer. J.H. Harvey Jr., chairman and CEO, will continue his involvement with the company in a senior executive capacity.

“I am most pleased to see Harveys join Delhaize Group,” said Harvey. “Harveys is in good company with a family of superior supermarket operators throughout the world. Harveys will continue to provide the service and quality that our customers have come to expect.”

Delhaize Group

Delhaize Group is a Belgian food retailer present in eleven countries on three continents. At the end of the first half of 2003, Delhaize Group’s sales network consisted of 2,505 stores. In 2002, Delhaize Group posted EUR 20.7 billion (USD 19.6 billion) in sales and EUR 178.3 million (USD 168.6 million) in net earnings. Delhaize Group employs approximately 144,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

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This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2002 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Contacts:
Guy Elewaut: + 32 2 412 29 48
Geoffroy d’Oultremont: + 32 2 412 83 21
Jeff Lowrance (U.S. media): + 1 704 633 82 50 (ext. 3888)
Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: September 4, 2003	By:	/s/ Michael R. Waller Michael R. Waller Executive Vice President

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